PRESS RELEASE
    For immediate release

Tanzanian Gold Changes Its Name to TRX Gold Corporation

TORONTO, Ontario, May 27, 2022 – TRX Gold Corporation (TSX:TNX) (NYSE MKT:TRX) (the “Company” or “TRX Gold”) is pleased to announce that effective today at market open, the Company will begin trading as TRX Gold Corporation. The Company’s common shares (the “Common Shares”) will continue trading on the Toronto Stock Exchange (the “TSX”) under its current ticker symbol “TNX” and on the New York Stock Exchange (the “NYSE”) under its current ticker symbol “TRX”. The new CUSIP of the Common Shares is 87283P109 and the new ISIN is CA87283P1099.

The name change will better reflect the great strides that the Company has made over the last 18 months, most importantly:

»The start of gold production at its flagship Buckreef Gold Project and the reporting of positive operating cash flow at Buckreef Gold

»The expansion of the oxide processing plant to 1,000+ tpd, which is expected to be completed in calendar Q3 2022, and is forecasting production of 15,000 – 20,000 ounces of gold per year

»Ongoing drilling at Buckreef Gold with the goal of expanding current resources, discovering new resources and converting resources to reserves

»Continued focus on the highest ESG standards, by implementing several social programs, whilst developing a broader framework and policies, including important partnerships with the District and Regional Commissioners on school, water and health projects.

About TRX Gold Corporation

TRX Gold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania.  Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information.

Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources.   It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

Investors

Christina Lalli

Vice President, Investor Relations

TRX Gold Corporation

+1-438-399-8665

c.lalli@TRXgold.com

Forward-Looking Statements

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipates”, “expects” and similar expressions. All statements other than statements of historical fact, included in this news release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.